Exhibit 21.1

LIST OF SUBSIDIARIES

Name	Jurisdiction	Ownership Interest
Theravance Respiratory Company, LLC	Delaware	(1)
Advanced Medicine East, Inc	Delaware	100%
Innoviva Strategic Partners LLC	Delaware	100%
Innoviva Royalty Sub LLC	Delaware	100%
Innoviva TRC Holdings LLC	Delaware	100%
Innoviva Strategic Opportunities LLC	Delaware	100%

(1) The Company owns 15% of the economic interests in Theravance Respiratory Company, LLC ("TRC") but has the power to direct TRC's economically significant activities and the obligation to absorb losses of, or the right to receive benefits from them. Accordingly, TRC's financial results are consolidated in the Company’s financial statements.